Exhibit 99.2

24-21199 D-Market Electronic Services VIF Proof 1 24-21199 D-Market Electronic Services VIF.indd 1 8/8/2024 10:02:46 AM [[DMS:6442492v3:08/08/2024--08:53 PM]] Annual General Meeting of Shareholders of D-Market Electronic Services & Trading Date: September 12, 2024 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only Please refer below and to the other side of the card for a description of the matters submitted to the Annual Shareholders’ Meeting of September 12, 2024 Agenda: 1. Opening of the General Assembly and election of the General Assembly Chairmanship, 2. Authorization of the General Assembly Chairmanship to sign the minutes of the General Assembly, 3. Reading and discussion of the annual report prepared by the Board of Directors of the Company (the “Board of Directors”) for the financial year 2023 and reading of the independent auditor’s report, as stipulated in the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives to be Present at These Meetings (the “Regulation”), 4. Reading, discussion, and approval of the financial statements for the financial year 2023 accounting period, as specified in the Regulation, 5. Release of the members of the Board of Directors from all of their respective business, transactions and activities, if any, for the financial year 2023, as specified in the Regulation, 6. Decision on the Company’s profit for the 2023 accounting period, the use of the profit, the proportions of the profit and earnings shares to be distributed, if any, as specified in the Regulation, 7. Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees of the Board of Directors for the year 2024 under Article 394 of the TCC and the Regulation, 8. Approval of the appointment of Mr. Ahmet Toksoy, who was appointed by the Board of Directors pursuant to Article 363 of the TCC as a member of the Board of Directors to replace Mr. Mehmet Murat Emirdağ, as specified in the TCC and the Regulation, 9. Approval of the appointment of Mr. Mehmet Erol Çamur, who was appointed by the Board of Directors pursuant to Article 363 of the TCC as a member of the Board of Directors to replace Mr. Halil Cem Karakaş, as specified in the TCC and the Regulation, 10. Appointment of the members of the Board of Directors and determination of their terms of office, 11. Appointment of the independent auditor for the 2024 accounting period, as specified in the Regulation, 12. Authorization of the members of the Board of Directors for the commercial activities and transactions referred to in Articles 395 and 396 of the TCC, 13. Informing the General Assembly about the Class B share purchase from TurkCommerce B.V. carried out pursuant to the decision of the Company’s Board of Directors dated 28/09/2023 and numbered 2023/28, which was held on 18/10/2023 and submitting this transaction for the approval of the General Assembly, 14. Submitting the renewal of the directors’ and officers’ insurance policy to the approval of the General Assembly, 15. Determination of the upper limit for the aid and donations to be made until the next ordinary General Assembly of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors within this context, 16. Closing of the meeting. For Against Annual General Meeting of Shareholders of D-Market Electronic Services & Trading to be held September 12, 2024 For Holders as of August 13, 2024 MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received prior to 12:00 p.m. (NY City Time) on September 5, 2024. PROXY TABULATOR FOR D-MARKET ELECTRONIC SERVICES & TRADING P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Copyright © 2024 Mediant Communications Inc. All Rights Reserved Please separate carefully at the perforation and return just this portion in the envelope provided.

24-21199 D-Market Electronic Services VIF Proof 1 24-21199 D-Market Electronic Services VIF.indd 2 8/8/2024 10:02:46 AM [[DMS:6442492v3:08/08/2024--08:53 PM]] D-Market Electronic Services & Trading Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (NY City Time) on September 5, 2024) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of D-Market Electronic Services & Trading registered in the name of the undersigned on the books of the Depositary as of the close of business August 13, 2024 at the Annual General Meeting of D-Market Electronic Services & Trading to be held on September 12, 2024 in Istanbul. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR D-MARKET ELECTRONIC SERVICES & TRADING P.O. BOX 8016 CARY, NC 27512-9903